Exhibit 99.2

SATIXFY COMMUNICATIONS LTD.

12 Hamada St., Rehovot 670315
Israel
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PROXY STATEMENT
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ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

This proxy statement (the “Proxy Statement”) is being solicited by the board of directors (the “Board of Directors”) of SatixFy Communications Ltd. (“SatixFy” or the “Company”) to be voted at an Annual and Special General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of General Meeting of Shareholders. The Meeting will be held on Thursday, June 27, 2024, at 12:00p.m. Israel time, at the offices of Sullivan & Worcester Tel Aviv, 28 Ha’Arbaa St., Hagag Towers, North Building, 34th floor, Tel Aviv, Israel.

Quorum and Adjournment

The quorum for the Meeting in accordance with the Company’s second amended Articles of Association (the “Articles of Association”) shall be the presence of at least two (2) shareholders in person or by proxy (including by voting deed) holding 33 1∕3% or more of the voting rights in the Company.  If within half an hour from the time appointed for the holding of the General Meeting a quorum is not present, the Meeting shall stand adjourned to July 4, 2024 on 12:00 p.m. Israel time at the same place. At such adjourned Meeting any number of shareholders shall constitute a quorum for the business for which the original Meeting was called.

Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Vote Required for Approval of Each of the Proposals

Pursuant to the Companies Law, Proposal Nos. 1 and 2 described hereinafter require the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (a “Simple Majority”).

Proposal No. 3 described hereinafter requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon (a “Special Majority”): (i) at least a majority of the shares of non-controlling shareholders or shareholders that do not have a personal interest in the approval voted at the Meeting are voted in favor (disregarding abstentions); or (ii) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such appointment voting against the inconsistent provisions of the compensation package does not exceed 2% of the aggregate voting rights in the Company.

For purposes of Proposal No. 3, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A shareholder is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company or (ii) the right to appoint directors of the Company or its chief executive officer.

The “personal interest” of a shareholder, for purposes of Proposal No. 3 is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on Proposal No. 3; however, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

For purposes of Proposal No. 3, a shareholder must inform the Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder is a controlling shareholder or has a personal interest (in the case of Proposal No. 3), and failure to do so disqualifies the shareholder from participating in the vote on Proposal No. 3. If you believe that you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to participate in the vote on Proposal 3 (as the case may be), you should indicate that you, or a related party of yours, is a controlling shareholder or the existence of a personal interest on the enclosed proxy card (if applicable) and should furthermore contact our VP Finance & Legal, Reut Tevet, at +972-8-939-3200 or via email: reut.tevet@satixy.com, who will advise you as to how to submit your vote for the Proposal. If you hold your shares in a “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or possess a personal interest in the approval of Proposal 3, you may also contact the representative managing your account, who could then contact our VP Finance & Legal on your behalf.

Proposal No. 4 will not involve a vote by the shareholders and accordingly there is no proposed resolution.

In accordance with the Companies Law, and regulations promulgated thereunder, any shareholder of the Company holding at least 1% (one percent) of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting (and in case of a proposed additional agenda item for nominating or removal of a director, at least 5% (five percent) of the outstanding voting rights of the Company), to our VP Finance & Legal, Ms. Reut Tevet at 12 Hamada Street, Rehovot 670315 Israel, or via email: reut.tevet@satixy.com, no later than May 30, 2024.

Position Statements

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ms. Reut Tevet at 12 Hamada Street, Rehovot 670315 Israel, by no later than June 17, 2024. Any Position Statement received, that is in accordance with the guidelines set by the Companies Law, will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a Report of Foreign Private Issuer on Form 6-K, and will be made available to the public on the SEC’s website at www.sec.gov. The Board of Directors’ response to the Position Statement will be submitted no later than June 21, 2024.

One shareholder or more holding Ordinary Shares which reflect 5% (five percent) or more of the Company’s voting rights 4,194,231 Ordinary Shares), and whoever holds 5% (five percent) of the Company’s voting rights without taking into consideration the shares that are held by the Company’s controlling shareholder (3,099,064 Ordinary Shares) is entitled to examine the proxy and voting materials in the Company’s office after the Meeting is held.

There may be changes on the agenda after publishing the Proxy Statement and there may be additional Position Statements which could be published. Therefore, the most updated agenda will be furnished to the SEC on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the Proposals.

Who Can Vote

You are entitled to receive notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on Monday, June 3, 2024. You are also entitled to notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on June 3, 2024, or which appear in the participant listing of a securities depository on that date.

Voting Results

The overall results of the Meeting will be published following the Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the SEC.

PROPOSAL 1

APPROVAL OF RE-APPOINTMENT OF ZIV HAFT, CERTIFIED PUBLIC
ACCOUNTANTS, A MEMBER FIRM OF BDO INTERNATIONAL LIMITED (“ZIV
HAFT”), AS THE COMPANY’S INDEPENDENT AUDITOR, AND TO AUTHORIZE
THE BOARD OF DIRECTORS OF THE COMPANY TO DETERMINE ZIV HAFT’S
REMUNERATION FOR THE YEAR 2024 AND UNTIL THE COMPANY’S NEXT
ANNUAL GENERAL MEETING OF SHAREHOLDERS

On March 28, 2024, the Board of Directors authorized and approved (following a recommendation by the audit committee of the Board of Directors) the re-appointment of Ziv Haft, as the Company’s independent auditor, and to authorize the Board of Directors of the Company to determine Ziv Haft’s remuneration for the year 2024 and until the Company’s next annual general meeting of shareholders. At the Meeting, shareholders will be asked to approve the re-appointment of Ziv Haft, as the Company’s independent registered public accounting firm for the year 2024 and until the next annual meeting of shareholders.

Ziv Haft has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services.

Information on fees paid to the Company’s independent registered public accounting firm for the year 2023 may be found in the Company’s Annual Report on Form 20-F filed with the SEC on March 29, 2024 (File No. 001- 41544).

The Board of Directors believes that the re-appointment of Ziv Haft as the independent auditor of the Company is in the best interests of the Company and its shareholders.

The shareholders of the Company are requested to adopt the following resolution: at the meeting

“RESOLVED, to re-appoint Ziv Haft as the independent auditor of the Company, and to authorize the Board of Directors of the Company to determine Ziv Haft’s remuneration until the next annual general meeting of the Company’s shareholders.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority (as defined in this Proxy Statement).

The Board of Directors unanimously recommends that shareholders vote FOR the above proposal.

PROPOSAL 2

TO RE-ELECT EACH OF MARY P. COTTON AND DAVID L. WILLETTS AS A
CLASS II DIRECTOR OF THE COMPANY

Under the Companies Law and the Company’s Articles of Association, the management of the Company’s business is vested in the Board of Directors. The Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

The Company’s Articles of Association provide that the Company may have at least three (3) and not more than twelve (12) directors. The Company’s Board of Directors currently consists of seven (7) directors.

Under the Articles of Association, our directors, other than external directors, are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors). The term of one class of directors expires at each annual general meeting, at which time the directors of such class are re-nominated to serve an additional three-year term that expires at the annual general meeting held in the third year following such election.

Our Class II directors, Ms. Mary P. Cotton and Mr. David L. Willetts (the “Directors”), will hold office until the Meeting. Our Class III directors, Mr. Yoav Leibovitch and Mr. Richard Davis, will hold office until our 2025 Annual General Meeting of Shareholders. Our Class I director, Mr. Yair Shamir, will hold office until our 2026 Annual General Meeting of Shareholders.

The Directors, whose professional backgrounds are provided below, have advised the Company that they are willing, able, and ready to serve as directors if re-elected. Additionally, in accordance with Companies Law, each of the Directors has certified to the Company that they meet all the requirements of the Companies Law for election as a director of a public company, they possess the necessary qualifications and have sufficient time, to fulfill their duties as directors of the Company, considering the size and needs of the Company. The Company does not have any understanding or agreement with respect to the future election of the Directors.

Subject to the re-appointment of each of the Directors, they will continue to be entitled to indemnification and release letters as applicable and shall be covered by the Company’s directors and officer’s insurance.

The following is based upon the information furnished by Ms. Cotton and Mr. Willetts:

Mary P. Cotton has served as a member of our board of directors since 2014. Ms. Cotton previously served at ST Engineering iDirect as Chief Executive Officer from 2007 to 2017, as a director from 2007 to 2018, and as a Senior Advisor until 2022. Ms. Cotton previously served on the board of Seachange International from 2004 to 2019 and as the chair of Seachange’s audit and compensation and governance committees. Ms. Cotton holds a B.Sc. in accounting from Boston College.

Lord David L. Willetts has served as a member of our board of directors since 2020. The Rt. Hon. Lord Willetts served as a British Member of Parliament from 1992 to 2015 and since 2015 has been a member of the House of Lords. Lord Willetts served as Minister for Universities and Science in the British Government from 2010 to 2014 and oversaw space policy issues. He served as an Adviser to Dresdner Kleinwort Bank from 1997 to 2008. Lord Willetts has served on the boards of several public companies, including Surrey Satellites Technology Ltd., a subsidiary of Airbus PLC (since 2015), Biotech Growth Trust PLC (since 2015), Verditek Ltd., a solar cell company (since 2018), Tekcapital PLC (since 2020), and Darktrace PLC (since its initial public offering in 2021). Lord Willetts holds a first class honors degree in politics, philosophy and economics from Christ Church, Oxford, a constituent college of the University of Oxford, and is a visiting Professor at King’s College, London.

The shareholders of the Company will be requested to adopt the following separate resolutions at the Meeting:

“RESOLVED, that Mary P. Cotton be re-elected as a Class II director, to serve until the 2027 annual meeting of shareholders and until her successor has been elected and qualified, or until her office is vacated in accordance with the Articles of Association or the Companies Law.”

“RESOLVED, that David L. Willetts be re-elected as a Class II director, to serve until the 2027 annual meeting of shareholders and until his successor has been elected and qualified, or until his office is vacated in accordance with the Articles of Association or the Companies Law.”

The re-election of each of Ms. Cotton and Mr. Willetts as directors, as mentioned above, requires the affirmative vote of a Simple Majority (as defined in this Proxy Statement).

The Board of Directors unanimously recommends that shareholders vote FOR each of the above proposals.

PROPOSAL 3

TO APPROVE THE TERMS OF COMPENSATION OF MR. NIR BARKAN, THE
COMPANY’S CHIEF EXECUTIVE OFFICER

Mr. Nir Barkan has previously served as our Chief Commercial Officer from 2014 until 2018 and as Acting Chief Executive Officer (CEO) since June 1, 2023.

Following the approval of the Company’s Compensation Committee on March 27, 2024, and the Board of Directors on March 28, 2024, the shareholders of the Company are requested to approve of the compensation terms of Mr. Nir Barkan, to serve as the Company’s CEO. The following reflect all the proposed terms of compensation to Mr. Barkan, to be effective retroactively (if approved) starting June 1, 2023 (“Mr. Barkan’s Proposed Compensation Terms”):

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Monthly Gross Salary: New Israeli Shekels (“NIS”) 130,000. It is hereby clarified that for the period in which Mr. Barkan acted as active CEO, and until May 31, 2024, Mr. Barkan will be paid a gross one-time payment equal to NIS 448,000, which reflects the difference between Mr. Barkan's current monthly salary and the Monthly Salary specified hereof.

-	Advance Notice Period: 6 months, in the event of termination of Mr. Barkan's employment by the Company not for cause (as will be defined in Mr. Barkan's employment agreement).

-	Vacation Days - 24 working days per year.

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Equity-based compensation: Mr. Barkan will be granted Restricted Stock Units (RSUs), with respect to 1,000,000 Ordinary Shares, subject to the following vesting schedule (the “Vesting Schedule”): vesting quarterly over four years as of June 1, 2023 (the “Commencement Date”), with an initial vesting of 25% of the RSUs on the first anniversary of the Commencement Date and thereafter vesting in 12 equal quarterly instalments; the RSUs will accelerate in the event of a ‘change of control’ (a “Change of Control” shall mean the acquisition by a person or group of persons acting together of more than 50% of the issued and outstanding share capital of the Company on a fully-diluted basis),.

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Annual bonus: based on measurable targets which will be determined by the Compensation Committee and the Board of Directors, up to a maximum amount of $370,000, to be paid in NIS according to the applicable U.S dollar to NIS representative rate of exchange in effect on the date of payment of the bonus, according to the Compensation policy of the Company (the "Compensation Policy").

Notwithstanding the above, the first Annual Bonus (for period starting June 1, 2023, and ending on December 31, 2023) will be $ 215,833 (gross), out of which an amount of $160,000 (gross) was already approved and paid in February 2024, and the remaining amount of $55,833 to be paid upon approval of Mr. Barkan's Proposed Compensation Terms by the Company's shareholders.

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Reimbursement of travel and business expenses: including a monthly amount of NIS 300 for travel expenses in Israel and GBP 600 in the UK, an annual allocation of $12,000 for flights related to other family members to Israel/ UK as long as they live in the UK, allocation of $20,000 for all Visa related expenses to all family members, a container fee (all charges associated with returning to Israel), business class travel for work purposes to all destinations, tax consultancy related to his employment relationship with the Company, and a subscription to media newspapers and websites associated with the Company’s business.

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D&O Insurance; indemnification agreement – Mr. Barkan will be covered under the Company’s D&O insurance policy, as in effect from time to time and in accordance with the Company's Compensation Policy. The Company and Mr. Barkan will enter into an indemnification agreement for executive officers and directors, in the form adopted by the Company from time to time.

Accordingly, the Compensation Committee and the Board of Directors have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder, and have resolved unanimously to approve Mr. Barkan’s Proposed Compensation Terms for the following reasons:
•	Mr. Barkan’s Proposed Compensation Terms do not exceed the limitations of the Company’s current Compensation Policy.
The value of the terms listed above was determined while taking into consideration Mr. Barkan’s deep understanding of the Company’s business and market and his contribution to the Company’s business growth.
•	The RSUs to be granted to Mr. Barkan are of fair and reasonable value.
•	The terms listed above for Mr. Barkan were approved while considering numerous factors and all relevant considerations set forth in the Israeli Companies Law.
•	The terms listed above for Mr. Barkan are mostly similar to the compensation of the Company’s previous CEO.

In addition, the Compensation Committee and Board of Directors considered certain considerations required for the approval of Mr. Barkan’s Proposed Compensation Terms, including (a) Mr. Barkan’s education, skills, expertise, professional experience, and achievements; (b) Mr. Barkan’s position, responsibilities, and previous compensation arrangements; and (c) the ratio between Mr. Barkan’s employment terms and the salary of other Company employees, in particular the ratio between the average salary and the median salary of such employees and the effect of such differences on work relations within the Company. Accordingly, the Compensation Committee and Board of Directors determined that Mr. Barkan’s Proposed Compensation Terms are in the Company’s best interest.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve the terms of compensation of Mr. Nir Barkan, with regard to his position as the Company’s Chief Executive Officer, as set forth in this proxy statement.”

The approval of the compensation terms for Mr. Nir Barkan as CEO as mentioned above, requires the affirmative vote of a Special Majority (as defined in this Proxy Statement).

The Board of Directors unanimously recommends that shareholders a vote FOR each of the above proposals.

PROPOSAL 4

PRESENTATION OF THE COMPANY’S FINANCIAL STATEMENTS AND ANNUAL
REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

Pursuant to the Companies Law, the Company is required to present the Company’s financial statements and annual report for the year ended December 31, 2023, to the Company’s shareholders.

The Company’s financial statements and Annual Report on Form 20-F for the year ended December 31, 2023 were filed with the SEC on March 29, 2024 (File No. 001-41544) and are available on the SEC’s website at the following address:
https://www.sec.gov/Archives/edgar/data/1915403/000117891324001157/zk2431173.htm

At the Meeting, shareholders will have an opportunity to review, ask questions about and comment on the Company’s audited consolidated financial statements and annual report for the year ended December 31, 2023.

This agenda item will not involve a vote by the shareholders and accordingly there is no proposed resolution.

OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of General and Special Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy card to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Special General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED MAY 23, 2024. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN MAY 23, 2024, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Your vote is important!

Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to the Company’s office at 12 Hamada St., Rehovot 670315, Israel.

By Order of the Board of Directors
SatixFy Communications Ltd.

Yoav Leibovitch, Chairman of the Board of Directors